Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Quipt Home Medical Corp. (the "Company")

1019 Town Drive

Wilder, Kentucky 41076

2.	Date of Material Change

January 28, 2022

3.	News Release

A press release disclosing the material change was released on January 31, 2022 through GlobeNewswire.

4.	Summary of Material Change

The management cease trade order issued by the British Columbia Securities Commission (“BCSC”) on December 30, 2021 was revoked.

5.	Full Description of Material Change

5.1	Full Description of Material Change

As a result of the filing of its annual financial statements and management discussion & analysis for the financial years ended September 30, 2021 and 2020, and the CEO and CFO certificates, on January 28, 2022, the management cease trade order issued by the BCSC on December 30, 2021 was revoked by the BCSC effective January 28, 2022.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For additional information, please contact Hardik Mehta, Chief Financial Officer of the Company, at (859) 202-3085.

9.	Date of Report

February 1, 2022.